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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                             CADE INDUSTRIES, INC.
                           (Name of Subject Company)

                               ----------------

                             CADE INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $.001 per Share
             (including associated rights to purchase Common Stock)
                       (Titles of Classes of Securities)

                                  127382-10-9
                    (CUSIP Numbers of Classes of Securities)

                                Richard A. Lund
                     President and Chief Executive Officer
                             Cade Industries, Inc.
                         2365 Woodlake Drive, Suite 120
                             Okemos, Michigan 48864
                                 (517) 347-1333

                 (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications on Behalf
                        of the Person Filing Statement)

                               ----------------

                                With a copy to:

                            Conrad G. Goodkind, Esq.
                              Quarles & Brady, LLP
                           411 East Wisconsin Avenue
                              Milwaukee, WI 53202

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--------------------------------------------------------------------------------

Item 1. Security and Subject Company

    The name of the subject company is Cade Industries, Inc., a Wisconsin corporation (the "Company"). The address of the principal executive offices of the Company is 2365 Woodlake Drive, Suite 120, Okemos, Michigan 48864. The titles of the class of equity securities to which this Statement relates are the shares of common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (collectively, the "Shares").

Item 2. Tender Offer of the Bidder

    This Statement relates to a tender offer by Sphere Corporation, a Wisconsin corporation ("Purchaser") and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated October 21, 1999 to purchase all outstanding Shares at a price of $5.05 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 21, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 21, 1999, among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation, unless Parent elects, in its sole discretion, to cause the Company to merge into Purchaser, with Purchaser continuing as the surviving corporation (the "Merger"). On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company or held by shareholders who properly exercise dissenters' rights, if any), will by virtue of the Merger and without action by the holder thereof be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer payable to the holder thereof, without interest thereon, upon the surrender of the certificate formerly respecting such Share.

    Concurrently with the execution of the Merger Agreement, Purchaser also entered into a Shareholder Option Agreement with certain shareholders who are directors of the Company named therein (the "Shareholder Option Agreement"). Pursuant to the Shareholder Option Agreement, each such shareholder of the Company agreed, among other things, to (a) tender, in accordance with the terms of the Offer, all of the Shares owned (beneficially or of record) by such shareholder, (b) vote all of the Shares owned by such shareholder in favor of the Merger and against certain other extraordinary transactions and
(c) grant an option to Purchaser to purchase the Shares held by such shareholder at $5.05 per Share (subject to adjustment in certain circumstances). According to the information provided by such shareholders, in the aggregate, approximately 6,088,723 Shares are subject to the Shareholder Option Agreement, representing approximately 26.5 percent of the outstanding Shares.

    According to the Offer to Purchase, the principal executive offices of Purchaser and Parent are located at One Financial Plaza, Hartford, Connecticut 06101.

Item 3. Identity and Background

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements or arrangements or understandings and actual or potential conflicts of interest between the Company and its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors or affiliates.

    Certain contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the headings "Principal Security Holders and

Security Holdings of Management", "Election of Directors" and "Executive Compensation" of the Company's Proxy Statement dated March 31, 1998, for the Company's 1998 Annual Meeting of Shareholders (the "1998 Annual Meeting Proxy Statement"), a copy of which was previously furnished to shareholders. A copy of the 1999 Annual Meeting Proxy Statement is filed as Exhibit (c)(10) hereto and is hereby incorporated by reference. Each other material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

 The Merger Agreement

    A summary of the Merger Agreement is contained in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements"), subsection c ("The Merger Agreement") of the Offer to Purchase and is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is hereby incorporated by reference.

 The Shareholder Option Agreement

    A summary of the Shareholder Option Agreement is contained in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements"), subsection d ("The Shareholder Option Agreement") of the Offer to Purchase and is incorporated herein by reference. A copy of the Shareholder Option Agreement is filed as Exhibit (c)(2) hereto and is hereby incorporated by reference.

 Confidentiality Agreement

    A summary of the Confidentiality Agreement between the Company and Parent is contained in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements"), subsection e ("Executive Employment Agreements") of the Offer to Purchase and is incorporated herein by reference. A copy of the Confidentiality Agreement filed as Exhibit (c)(3) herein and is hereby incorporated by reference.

 Option Grants

    In February 1999, the Company, consistent with past practice, granted options to the following executive officers of the Company and its subsidiaries.

                                                                           Number of
            Name                          Position                          Options
            ----                          --------                         ---------
       Richard Lund           Company President and
                               Chief Executive Officer                      50,000
       Edward Stephens        Company Vice President and
                               Chief Financial Officer                      20,000
       Richard Joseph         Company Vice President                         5,000
       John Scanlon           President, Cade Auto Air, Inc.                30,000
       Robert Spring          President, Cade Composites, Inc.              20,000
       John Nicholson         President, Cade Cenco, Inc.                   20,000

 Change in Control Agreements

    In 1998, the Company entered into change of control agreements with Mr. Lund and Mr. Stephens, providing for payments, upon termination for any reason following a change in control of the Company, up to three times their compensation subject to certain limitations under Section 280G of the Internal Revenue Code of 1986, as amended.

    In August 1999, the Company entered into a change in control agreement with Mr. Joseph providing that if there is a change in control in the Company and a triggering event occurs, Mr. Joseph will receive up to two times his annual compensation. In August 1999, the Board also amended the existing change in control agreements for Messrs. Nicholson, Scanlon and Spring to provide for a payment equal to two years' of compensation instead of a one year's, upon a change in control and a triggering event.

  For purposes of these agreements, "triggering event" means:

    (i) a reduction in the compensation amount paid by the Company to the executive or a reduction in the fringe benefits received by the executive from the Company from the levels received by the executive at the time of a change in control or during the 120 day period immediately preceding the change in control; or

    (ii) a material change in the executive's position or duties, executive's reporting responsibilities, or persons reporting to the executive from the levels existing at the time of a change in control or during the 120 day period immediately preceding the change in control; or

    (iii) a change in the location or headquarters where the executive is expected to provide services of 30 or more miles from the previous location existing at the time of the change in control or during the 120 day period immediately preceding the change in control.

    For purposes of these agreements, "Change of Control" is defined as set forth in the Information Statement, attached hereto as Annex A, under the heading "Employment and Change of Control Agreement". Completion of the Offer will constitute a change of control.

 Executive Employment Agreements

    A summary of certain agreements between the Company and certain of its executive officers is contained in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements"), subsection g ("Executive Employment Agreements") of the Offer to Purchase and is incorporated herein by reference. Copies of these agreements are filed as Exhibits (c)(6), (c)(7), (c)(8) and
(c)(9) herein and are incorporated by reference.

Item 4. The Solicitation or Recommendation

 Recommendation of the Board of Directors.

    At a special meeting held on October 20, 1999, the Board of Directors of the Company (the "Board") unanimously approved the Merger Agreement, approved the Offer and the Merger (each as defined in the Merger Agreement), determined that the Offer and the Merger are in the best interests of the holders of Shares and unanimously recommended that shareholders accept the Offer and tender their Shares pursuant to the Offer. A copy of a letter to the Company's shareholders communicating such approval and recommendation is filed as Exhibit (a)(3) to this Statement and is incorporated herein by reference.

 Background of the Merger and the Offer.

    The Company has been a long-time supplier of Pratt & Whitney Corporation, a subsidiary of Parent, which accounts for approximately 25%, 25% and 18% of the Company's fiscal years 1996, 1997 and 1998 sales, respectively. The aggregate amount of such sales was approximately $8,568,000, $14,400,000, and $17,000,000 for fiscal years 1996, 1997 and 1998 respectively. Such transactions were negotiated at arms length. Beginning in 1998, the Company considered the possibility of entering into a joint venture with Pratt & Whitney Corporation, concerning the provision of certain products. On December 10 and December 17, 1998, representatives of Parent and the Company toured certain of the Company's facilities in connection with these discussions.

    On July 1, 1999, in the course of a meeting among Richard Lund, the Company's President and Chief Executive Officer, Mr. Richard Joseph, the Company's Vice President, Mr. Mark Biagetti, Director Strategic Planning--Pratt & Whitney and Mr. Bill Montanile, Director Component Repair--Pratt & Whitney, Pratt & Whitney representatives indicated that they may have an interest in considering either the acquisition of the Company or forming a joint venture with the Company. The individuals began a discussion of synergies from a combination of their respective companies through a joint venture or business combination. No understandings or agreements were reached during these discussions.

    On July 22, 1999, Mr. Biagetti and Mr. Mike Groenhout, Manager, Strategic Planning--Pratt & Whitney presented a letter dated July 21, 1999 expressing a non-binding indication of interest in exploring a potential acquisition of all the outstanding Shares for cash indicating a price range per Share of $3.25 to $3.75 subject to customary conditions, including satisfactory completion of substantive due diligence by Parent. At that meeting, Mr. Lund indicated that the valuation was below his expectations and that he would not present this matter to the Company's Board for discussion. As a consequence, certain financial information about the Company and its prospects was shared with Parent and the parties agreed to continue discussions. No understandings or agreements were reached.

    Between July 22, 1999 and July 28, 1999, the parties discussed the Parents valuation of the Company. Various earnings and valuation methods were discussed, but no understandings or agreements were reached in these discussions nor were any prices discussed.

    On July 29, 1999, Mr. Lund received a letter from an officer of Pratt & Whitney suggesting a combination at $4.00 to $4.85 per share, subject to similar customary conditions as in the July 21, 1999 letter. Mr. Lund began discussing a potential business combination. Mr. Lund indicated that this proposal would be submitted to the Company's Corporate Strategy Committee or the entire Board of Directors.

    On July 29, 1999, the Company held a meeting of its Corporate Strategy Committee. After reviewing the proposal, the committee recommended that the proposal be presented to the Board at the Company's upcoming Board meeting the next week.

    On August 2, 1999, at a regularly scheduled Board meeting, Mr. Lund presented the non-binding letter of interest from the Parent as well as one from another entity received at the same time. The Board reviewed both proposals, the comparative information and other industry information. After review of both proposals, the Board decided to reject both. The Board rejected them because it did not believe that the amounts were consistent with the values obtained from similar transactions in the industry in the last year or represented the true value of the Company.

    On August 4, 1999, Mr. Lund informed Parent as well as the other bidder of the Board's decision. Mr. Lund informed Mr. Biagetti and requested that he reconsider his position and consider the value, profitability and growth of the Company as well as the costs associated with being a public company which would be greatly reduced by such business combination.

    On August 27, 1999, during a telephone call Mr. Biagetti and Mr. Lund discussed the proposals and Mr. Biagetti indicated that Parent would be prepared to revise the value range indicated in its latest non-binding expression of interest to $5.00 per share plus assumption of all debt. On that same day, the Company held a meeting with its Corporate Strategy Committee of the Board and discussed the recent $5.00 proposal. The committee recommended a Board meeting to review the proposal.

    On August 30, 1999, the Board held a special meeting to review the revised proposal of interest from Parent. After considerable discussion and a review of valuations from the Company's advisers, the Board authorized the officers to continue negotiations to achieve a higher valuation and to retain an investment banker to provide a fairness opinion, if an agreement was reached.

    On August 31, 1999, Mr. Lund met with Mr. Biagetti and Mr. Ed DiSanto, Vice President of Business Development-Pratt & Whitney in Hartford, Connecticut, to review the possible business combination and discuss the previous proposal. At this meeting Mr. Lund indicated that the Board would not accept the value of $5.00 per share indicated by Parent.

    On September 8, 1999, Messrs. DiSanto and Biagetti called Mr. Lund and indicated that the top range would be $5.00 to $5.10 per share.

    On September 10, 1999, the Company engaged Robert W. Baird & Co. Incorporated ("Baird") to render its opinion as to the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger. On September 12, 1999, Mr. Lund, Mr. Sandford, Chairman of the Board, and Messrs. DiSanto and Biagetti discussed the indicated value. During that conversation, Parent agreed to increase the indicated value to $5.10 per Share, subject to the conditions indicated in Parent's July 29, 1999 letter, including the results of Parent's due diligence investigations of the Company.

    On September 13, 1999, representatives from the Company met to discuss the timetable and broad terms of the Merger Agreement and a Confidentiality Agreement.

    On September 20, 1999, Mr. Chenevert, the President of Pratt & Whitney, sent Mr. Lund a revised non-binding expression of interest regarding a possible transaction on the same terms as in the July 29, 1999 letter with a price of $5.10 per Share.

    On September 21, 1999, the Board met with representatives of Baird to consider Parent's proposal and authorized Parent to begin a due diligence review and preparation of the Merger Agreement. On September 22, 1999, Parent and the Company entered into the Confidentiality Agreement.

    Beginning September 27 and continuing through mid-October, 1999, representatives of Parent and Purchaser conducted a detailed due diligence review of the Company.

    On October 18, 1999, Mr. DiSanto met with Mr. Lund to discuss the material terms and conditions of the proposed Transaction. Among other things, Mr. DiSanto indicated that, in view of the results of Parent's due diligence investigation, Parent believed that a reduction in the indicated value of $5.10 per Share was appropriate.

    On October 19 and 20, 1999, the parties and their legal advisors met in New York, New York to negotiate the terms of the Merger Agreement and related agreements. The terms included an indicated price per Share of $5.05.

    On October 20, 1999, the Company held a Board meeting and reviewed the Offer with legal counsel and Baird. As a result of this meeting, the Company recommended the Offer as in the best interests of the shareholders.

    At that same meeting, Baird rendered its opinion to the effect that the consideration to be received in the Offer and the Merger was fair from a financial point of view to such shareholders of the Company (other than Parent and its affiliates). This opinion was confirmed in writing by letter dated October 20, 1999. At that same meeting, the Board also considered several factors, including the fact that the Offer was an all cash tender offer not subject to financing conditions and could be consummated relatively quickly, and reviewed the terms and the opinion of Baird.

    Based upon these presentations and factors and its review of the terms of the agreement, the Board approved the Offer, the Shareholder Option Agreement, the Merger and the Merger Agreement and resolved to recommend acceptance of the Offer by the Company's shareholders.

    On October 21, 1999 (i) the Company, Parent and Purchaser entered in the Merger Agreement, (ii) each of the directors of the Company entered into the Shareholder Option Agreement with Purchaser and (iii) the Company entered into agreements with certain employees. The terms of each of the Merger Agreement, the

Shareholder Option Agreement and the employee agreements are set forth in
Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements") of the Offer to Purchase incorporated herein.

    Before the opening of trading on October 21, 1999 Parent and the Company issued a press release announcing the execution of the Merger Agreement and the Shareholder Option Agreement and the Offer was commenced.

 Reasons for the Recommendation of the Company's Board of Directors.

    In light of the Board's review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

    (i) the terms and conditions of the Offer and the Merger Agreement;

    (ii) the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent, based in part on the information provided by and the views expressed by management of the Company at several Board meetings, including those on October 20, 1999 and September 21, 1999;

    (iii) that the $5.05 per Share to be paid in the Offer and the Merger represents a premium of approximately 30% over the $3.875 closing sale price for the Shares on October 20, 1999, the last trading day prior to the public announcement of the Offer, a premium of approximately 63% over the $3.10 average closing sale price for the Shares for the three month period ended September 30, 1999;

    (iv) the views expressed by management and the Board's conclusion that it was not likely that any other party would enter into a transaction that was more favorable to the Company and its shareholders;

    (v) the financial presentations of Baird at the October 20, 1999 and September 21, 1999 Board meetings and the oral opinion of Baird delivered to the Board at the October 20, 1999 Board meeting (which opinion was subsequently confirmed by delivery of a written opinion dated October 20,
  1999) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $5.05 per Share to be received by holders of Shares in the Offer and the Merger, was fair, from a financial point of view, to such holders (other than Parent and its affiliates). Baird's opinion is directed only to the fairness from a financial point of view of the cash consideration to be received in the Offer and the Merger to holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. A copy of the opinion of Baird is attached hereto as Exhibit (b) and Annex II to this
  Schedule 14D-9 and is incorporated herein by reference. Shareholders are urged to read the opinion of Baird carefully and in its entirety;

    (vi) the fact that the Merger Agreement, while prohibiting the Company from actively soliciting a competitive proposal, permits the Company upon receipt of a Superior Proposal (as defined in the Merger Agreement), subject to compliance with the terms and conditions of the Merger Agreement and if and to the extent required by the fiduciary duties of the Board, to furnish information to or enter into discussions or negotiations with such person who has made the Superior Proposal;

    (vii) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal, subject to the Company's compliance with the terms and conditions of the Merger Agreement; upon such termination, the Company shall reimburse Parent for out-of-pocket fees and expenses of Parent and Purchaser related to the Offer and the Merger Agreement up to a maximum of $750,000 and pay Parent a termination fee of $4,000,000 (together, representing approximately 4% of the total transaction value);

    (viii) the fact that certain significant shareholders of the Company have agreed to enter into an option agreement with Purchaser pursuant to which, among other things, such shareholders have agreed to validly tender an aggregate of approximately 26.5% of the outstanding Shares; and

    (ix) the transactions contemplated by the Merger Agreement provide for an all cash payment to shareholders, with no financing condition.

    The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weight to different factors.

    The Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for the Company's shareholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer price of $5.05 per Share.

    It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

    Based on the foregoing factors, the Board determined to recommend that shareholders accept the Offer and tender their shares pursuant to the Offer.

Item 5. Persons Retained, Employed or to be Compensated.

    The Company has retained Baird in connection with the Offer and the Merger. Pursuant to the terms of its engagement letter dated as of September 10, 1999, the Company has agreed to pay Baird for its services an aggregate fee of $250,000 whether or not the Merger is consummated. The Company also has agreed to reimburse Baird for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Baird and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

    Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders concerning the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company:

    (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, all executive officers and directors of the Company intend to tender to Purchaser all Shares held by such persons. In addition, as of the date hereof, seven (7) of the Company's shareholders who beneficially own in the aggregate 6,088,723 Shares have entered into a Shareholder Option Agreement with Purchaser pursuant to which such shareholders have agreed, among other things, to validly tender (and not withdraw) approximately 26.5% of the outstanding Shares in the Offer, to vote the Shares owned by such shareholders in favor of the Merger and against certain other extraordinary transactions and to grant an option to Purchaser to purchase the Shares held by such shareholders at $5.05 per Share (subject to adjustment in certain circumstances). This summary is qualified in its entirety by reference to the Shareholder Option Agreement, a copy of which is attached hereto as Exhibit
(c)(2) and is incorporated herein by reference.

Item 7. Certain Negotiations and Transactions by the Subject Company.

    (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished

 Information Statement

    The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition (as defined in the Merger Agreement).

 Rights Agreement

    A summary of the Rights Agreement, and the amendment thereto rendering the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement, the Shareholder Option Agreement and the transactions contemplated thereby, is contained in Section 12 ("Rights Agreement") of the Offer to Purchase and is incorporated herein by reference. A copy of each of the Rights Agreement and the Amendment to the Rights Agreement is filed, respectively, as Exhibit (c)(4) and (c)(5) hereto and is incorporated by reference.

 Wisconsin Business Corporation Law--State Takeover Statutes

    A summary of selected Wisconsin Business Corporation Law provisions is contained in Section 15 ("Certain Legal Matters") under the header "State-Take-over Laws" of the Offer to Purchase and is incorporated herein by reference.

 Antitrust

    A summary of antitrust concerns related to the Offer is contained in
Section 15 ("Certain Legal Matters") under the header of "Antitrust Compliance" of the Offer to Purchase and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits

 Exhibit
 Number                               Exhibit Name
 -------                              ------------
 (a)(1)  Offer to Purchase, dated October 21, 1999.
 (a)(2)  Form of Letter of Transmittal.
 (a)(3)  Letter to Shareholders of Cade Industries, Inc., dated as of October
         21, 1999.
 (a)(4)  Text of press release issued by Parent and the Company on October 21,
         1999.
 (a)(5)  Summary Advertisement, published October 21, 1999.
 (b)     Opinion of Robert W. Baird & Co. Incorporated, dated as of October 20,
         1999 (filed as Annex B).
 (c)(1)  Agreement and Plan of Merger, dated as of October 21, 1999, among
         Parent, Purchaser and the Company.
 (c)(2)  Shareholder Option Agreement, dated as of October 21, 1999, among
         Purchaser and certain shareholders of the Company named therein.
 (c)(3)  Confidentiality Agreement, dated as of September 22, 1999, between the
         Company and Parent.
 (c)(4)  Rights Agreement, dated as of August 4, 1998, between the Company and
         Firstar Bank Milwaukee, N.A. (formerly named Firstar Trust Company)
         (Incorporated by reference to Exhibit 4.1 to the Company's Current
         Report on Form 8-K dated August 4, 1999 and filed August 7, 1999).
 (c)(5)  Amendment to Rights Agreement, dated as of October 21, 1999, between the Company and Firstar Bank Milwaukee, N.A. (formerly named Firstar
         Trust Company).
 (c)(6)  Amendment to "Change in Control" Agreement between the Company and Mr.
         Richard Lund, dated as of October 20, 1999.
 (c)(7)  Amendment to "Change in Control" Agreement between the Company and
         Edward Stephens, dated as of October 20, 1999
 (c)(8)  Employment Agreement between the Company and Mr. John Scanlon, dated as of October 20, 1999
 (c)(9)  Employment Agreement between the Company and Mr. Robert Spring, dated as of October 20, 1999
 (c)(10) The Company's Proxy Statement on Schedule 14A, March 31, 1999

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Cade Industries, Inc.

                                             /s/ Edward B. Stephens
                                          By: _________________________________
                                            Name:Edward B. Stephens
                                            Title:Vice President and Chief
                                            Financial
                                                  Officer

Dated: October 21, 1999

                                                                        Annex A

                             CADE INDUSTRIES, INC.
                        2365 Woodlake Drive, Suite 120
                            Okemos, Michigan 48864

-------------------------------------------------------------------------------

                        INFORMATION STATEMENT PURSUANT
                      TO SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

-------------------------------------------------------------------------------

     NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN
                  CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A
                                    PROXY.

-------------------------------------------------------------------------------

    This Information Statement, which is being mailed on or about October 21, 1999 to the holders of shares of common stock, par value $.001 (the "Common Stock") per share including the associated rights to purchase common stock (the Rights and together with the common stock, collectively "Shares" or Common Shares) of Cade Industries, Inc., a Wisconsin corporation (the "Company"), is being furnished in connection with the possible designation by Purchaser, of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of October 21, 1999 (the "Merger Agreement") among the Company, Parent and the Purchaser.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 8 of the Offer to Purchase.

    No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser Designees (as defined below) to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive office of the Parent and Purchaser is located at One Financial Plaza, Hartford, Connecticut 06101.

General

    The Common Shares are the only class of voting securities of the Company entitled to vote for the election of directors. Each Share is entitled to one vote. As of October 20, 1999, there were 21,606,207 Shares outstanding. The Board of Directors of the Company currently consists of seven members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

                            THE BOARD OF DIRECTORS

             Right to Designate Directors; the Purchaser Designees

    The Merger Agreement provides that, if requested by the Purchaser, the Company will, promptly following the purchase by Purchaser of at least 75% of the outstanding Shares of the Company pursuant to the Offer, take all necessary action to cause a number of persons designated by the Purchaser (the "Purchaser Designees") rounded up to the next whole number, to constitute a percentage of the members of the Board of Directors equal to the percentage of Shares outstanding owned by Purchaser and its affiliates, including by accepting resignations of those incumbent directors designated by the Company or increasing the size of the Board and causing the Purchaser designees to be elected.

    Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director. To the best knowledge of the Company, none of the Purchaser Designees owns any equity securities of the Company.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Common Shares that satisfies the Minimum Condition, which purchase cannot be earlier than November 19, 1999, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least three-fourths of the Board.

    Biographical information concerning each of the Purchaser Designees and the current directors and executive officers of the Company is presented on the following pages.

Purchaser Designees

    With respect to the Purchaser Designees, the following table, prepared from information furnished to the Company by Purchaser, sets forth the name, age, citizenship, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Purchaser as Purchaser Designees. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each person is United Technologies Corporation, One Financial Plaza, Hartford, CT 06101, and such person is a citizen of the United States.

                                         Present Principal Occupation or
Name, Citizenship and                    Employment; Material Positions Held
Current Business Address             Age During the Past Five Years
------------------------             --- -----------------------------------
Chester P. Beach.................... 45  Vice President and General Counsel of
                                         Pratt & Whitney Division, United
                                         Technologies Corporation; previously
                                         Vice President and General Counsel of
                                         Hamilton Sundstrand Corporation;
                                         former Vice President, Contracts and
                                         Counsel of Hamilton Standard Division,
                                         United Technologies Corporation;
                                         former Vice President, Contracts
                                         Management, Large Commercial Engines,
                                         Pratt & Whitney Division, United
                                         Technologies Corporation; former
                                         Associate Counsel, Pratt & Whitney
                                         Group, United Technologies
                                         Corporation.

Robert H. Harvey..................... 49  Vice President, Operations, Pratt &
                                          Whitney Division, United Technologies
                                          Corporation; previously Executive
                                          Director, GM Europe, General Motors
                                          Corporation; previously Director,
                                          North American Operations, General
                                          Motors Corporation; previously
                                          Director, North American Operations,
                                          General Motors Corporation; previously
                                          Director, Suspension Systems, General
                                          Motors Corporation.
Robert F. Leduc...................... 42  Executive Vice President, Pratt &
                                          Whitney Division, United Technologies
                                          Corporation; previously Senior Vice
                                          President, Engine Programs, Pratt &
                                          Whitney Division, United Technologies
                                          Corporation; previously Senior Vice
                                          President, Propulsion Systems, Pratt &
                                          Whitney Division, United Technologies
                                          Corporation; previously Director,
                                          Strategic Planning, Pratt & Whitney
                                          Division, United Technologies
                                          Corporation.
Jothi Purushotaman................... 47  Senior Vice President and Chief
                                          Financial Officer of Pratt & Whitney
                                          Division, United Technologies
                                          Corporation; previously Vice
                                          President, Controller of Pratt &
                                          Whitney Division, United Technologies
                                          Corporation.
Robert Weiner........................ 47  Vice President, Engine Services, Pratt
                                          & Whitney Division, United
                                          Technologies Corporation; previously
                                          Vice President, Commercial Overhaul &
                                          Repair, Pratt & Whitney Division,
                                          United Technologies Corporation;
                                          previously General Manager, Turbine
                                          Airfoils Product Center, Pratt &
                                          Whitney Division, United Technologies
                                          Corporation; previously General
                                          Manager, Powerplant Production, Pratt
                                          & Whitney Division, United
                                          Technologies Corporation.

    Purchaser has advised the Company that to the best knowledge of Purchaser, none of the Purchaser Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any or its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. To the knowledge of Parent and Purchaser none of the Purchaser Designees has any family relationship with any current director or executive officer of the Company.

    Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401 (f) of Regulation S-K promulgated by the SEC.

    It is expected that the Purchaser Designees may assume office promptly upon the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than November 19, 1999.

Current Directors of the Company

                                                                       Director
Name                       Age Principal Occupation                     Since
----                       --- --------------------                    --------
Molly F. Cade (1)........  49  Educator                                  1986
Conrad G. Goodkind         54  Partner, Quarles & Brady LLP (law firm)   1989
 (1)(2)..................
William T. Gross (2)(3)..  69  Consultant                                1992
Richard A. Lund (3)......  47  President and Chief Executive Officer     1991
                               of the Company
Joseph R. O'Gorman         55  Former Chairman of the Board,             1998
 (2)(3)..................      President and Chief Executive Officer
                               of Reno Air Inc.
Terrell L. Ruhlman         72  Consultant                                1987
 (1)(2)(3)...............
John W. Sandford (3).....  64  Chairman of the Board                     1990

--------
(1) Mr. Goodkind is the Chair and Ms. Cade and Mr. Ruhlman were members of the Compensation Committee, which met three times in 1998. The Compensation Committee meets to consider and make recommendations to the Board of Directors with respect to salaries, bonuses and benefit plans for officers and other salaried employees.
(2) Mr. Gross is the Chair and Mr. Goodkind and Mr. O'Gorman were members of the Audit Committee, which met once in 1998. The Audit Committee annually considers the report and recommendations of the Company's independent public auditors and is available for additional meetings upon request of such auditors. The Audit Committee's functions also include making recommendations to the Board of Directors regarding the engagement or retention of such auditors, directing the activities of and considering the reports and recommendations of the Company's principal accounting officer, adoption of accounting methods and procedures, public disclosures required for compliance with securities laws and other matters relating to the Company's financial accounting and internal controls.
(3) Member of the Strategic Planning Committee, a joint Board of Directors/Management committee which reviews the Company's strategic direction and makes recommendations to the Board of Directors. The Committee met once in 1998.

    The Board of Directors held four meetings during 1998. Each director attended all of the meetings of the Board and any committee on which he or she served during the year. The Board of Directors currently has committees for Audit, Compensation, and Strategic Planning. The Board has not appointed a Nominating Committee.

    The principal occupation of each director during the past five years was that shown in the above table, except that: (1) Mr. Lund was President of the Company's Auto-Air Composites, Inc. subsidiary from January 1989 to November 1994 and was elected President in May 1990 and Chief Operating Officer of the Company in May 1990 until September 1998; Mr. Lund also is a director of Comerica Bank; (2) Mr. O'Gorman was Executive Vice President of United Air Lines, Inc. from February 1991 to September 1997; (3) Mr. Ruhlman was previously Chairman and Chief Executive Officer of the Company from 1991 to September 1997 and is a director of EI Environmental Engineering Concepts Ltd. (manufacturer of industrial misting systems) and United Systems Software, Inc.; (4) Mr. Sandford was President and Chief Executive Officer of Rolls Royce, Inc. from 1990 to January 1993, and Managing Director, Rolls-Royce plc, Aerospace Group from January 1993 to January 1995, and is currently a Director of Avcorp Industries (manufacturer of aircraft components) and several other privately held entities.

Compensation of Directors

    The Company pays directors who are not full-time employees of the Company $12,000 per year, and pays non-employee members of the Audit, Compensation, and Strategic Planning Committees an additional $6,000 per year for service on such committees in the aggregate. It is the Company's policy to grant each new director an option to purchase 50,000 shares of the Company's Common Stock at an exercise price equal to the then fair market value thereof. All options may be exercised only for so long as the optionee remains a director of the Company and for one year thereafter, but in no event more than ten years after the date of grant. Mr. Goodkind is a partner in the law firm of Quarles & Brady LLP, general counsel to the Company, which performed legal services for the Company in 1999.

Committees of the Board of Directors

    The Board of Directors held four meetings during 1998. Each director attended all of the meetings of the Board and any committee on which he or she served during the year. The Board of Directors currently has committees for Audit, Compensation, and Strategic Planning. The Board has not appointed a Nominating Committee.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table shows the beneficial ownership of the outstanding Common Stock of the Company as of December 31, 1998, by each person known to the Company to own beneficially more than 5% of such stock outstanding, each director and nominee, each executive officer named in the Summary Compensation Table below and all directors and executive officers of the Company as a group:

                                                 Number of Shares and
                                                 Nature of Beneficial Percent
                       Name                        Ownership (1)(2)   of Class
                       ----                      -------------------- --------
   Molly F. Cade (3)............................      5,225,162(4)     24.1%
   Conrad G. Goodkind...........................        300,300         1.4%
   William T. Gross.............................         60,000(5)         *
   Richard A. Lund..............................        247,131         1.1%
   Joseph R. O'Gorman...........................         50,000            *
   Terrell L. Ruhlman...........................        290,000         1.3%
   John W. Sandford.............................        172,444(6)         *
   Edward B. Stephens...........................        123,228(7)         *
   Richard A. Joseph............................          9,000            *
                                                      ---------        -----
   All directors and executive officers as a
    group (9 persons)...........................      6,477,265        28.9%
                                                      =========

--------
* Less than 1.0%
(1) Except as otherwise indicated, the specified persons have sole voting and/or dispositive power as to all of the shares indicated.
(2) Includes the following shares which may be acquired by options currently exercisable or within 60 days of the record date: 50,000 as to Ms. Cade and Messrs. Goodkind, Gross and O'Gorman; 224,000 as to Mr. Lund; 98,000 as to Mr. Stephens; 150,000 as to Mr. Sandford; 5,000 as to Mr. Joseph; and 677,000 as to all directors and executive officers as a group.
(3) Ms. Cade's business address is 2365 Woodlake Drive, Suite 120, Okemos, Michigan 48864.
(4) Includes 16,200 shares held by Ms. Cade's spouse.
(5) Includes 10,000 shares held in a trust controlled by Mr. Gross.
(6) Includes 20,000 shares held by family trust controlled by Mr. Sandford.
(7) Voting and dispositive power shared with spouse as to 7,100 shares.

    The above beneficial ownership information is based upon information furnished by the specified persons and determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this filing, which is not necessarily the same as beneficial ownership for other purposes, and includes shares as to which beneficial ownership may be disclaimed.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Executive Compensation

    Set forth below is a table summarizing the compensation of the Company's Chief Executive Officer, its President and its Vice President, Chief Financial Officer and Treasurer ("Named Executive Officers") for each of the three preceding fiscal years. Effective September 1, 1998, John Sandford resigned as Chief Executive Officer and on that same day Richard A. Lund was appointed Chief Executive Officer. No other executive officer received salary and bonus in excess of $100,000 during the year ended December 31, 1998. Although the Company maintains certain stock option plans, it has no other long-term incentive plan. The Company has not issued, and there are not currently outstanding, any restricted stock awards or stock appreciation rights.

                        REPORT OF COMPENSATION COMMITTEE

    Development of Compensation Committee. The Company's Compensation Committee is composed of three non-employee Directors. The Compensation Committee, which met three times in 1998, reviews and approves adjustments to executive compensation. The Company's policy with respect to compensation of its executive officers is to provide benefits which are fair and which provide incentives to maximize performance. A significant portion of each executive officer's potential compensation is linked to overall Company performance.

    Compensation. Until August 31, 1998, the Company's Chief Executive Officer ("CEO") was not a full-time employee of the Company. That CEO's compensation was primarily based on a subjective determination by the Committee of the amount necessary to ensure the continued availability of his experience and knowledge, which was believed to be of substantial value to the Company. This amount was a function, in part, of the amount of time which the Committee believed would be required to be devoted during the succeeding year and the difficulty of the issues with which he is expected to deal during that year. Mr. Sandford was granted an additional stock option in connection with his election as CEO and a performance-based bonus similar to those provided to the Company's full-time officers.

    Effective August 31, 1998, Mr. Lund became CEO. His compensation was composed of a base salary, cash and stock bonuses, and stock option grants. The compensation is reviewed by the Committee in February of each year and changes, if any, typically are effective in the month of May. The base salary is determined subjectively by the Committee without formal guidelines, but taking into account (without applying any specific weights) the officer's then existing base compensation, increases in prior years, the Company's revenue and earnings performance for the preceding fiscal year and compensation trends among other manufacturing and similarly sized companies, as determined subjectively by the Committee.

    Bonuses, consisting of 75% cash and 25% stock, are awarded on the basis of the Company's or a subsidiary's earnings and other performance criteria for the preceding fiscal year in relation to performance targets previously established by the Committee for such year and subject to a maximum total bonus expressed as a percentage of base compensation. The Committee annually establishes a minimum and aggressive target for earnings and other performance criteria. If a minimum target is not achieved, the executive is not entitled to any bonus with respect to that criteria. If the aggressive target is achieved, the executive is entitled to the maximum bonus for that criteria, subject to any additional performance criteria that may be imposed. The maximum bonus for each recipient is established each year on the same basis as base salary, but may not exceed 50% of base salary. The stock bonus is computed on the basis of the per share price of the Company's stock on the first day of the fiscal year. The Committee may also grant discretionary bonuses, but did not do so for the Named Executive Officers for 1998.

    Stock Incentive Compensation. Stock option grants are designed to provide incentives for key employees both as a reward for good performance and as a benefit that increases in value as the Company's stock price rises. Individual grants are made by the Committee from time to time on the basis of a subjective evaluation, without formal guidelines, of the recipient's individual contribution to the Company's earnings performance in the preceding year and, to a lesser extent, of such recipient's total compensation for such year.

    In 1998, the Board of Directors adopted, and shareholders approved, the Cade Industries, Inc. 1998 Omnibus Incentive Stock Plan. The Committee made several grants to executive officers.

    The CEO was eligible to receive a bonus for 1998 of up to 50% of the CEO's base compensation, based on the Company's performance in fiscal 1998. If the Company's after-tax consolidated earnings failed to exceed the minimum earnings target, the amount of the CEO's bonus would be zero. If the Company's after-tax consolidated earnings exceed the minimum earnings target, the CEO is entitled to a bonus which would be calculated pursuant to a performance-based formula weighted as follows: after-tax consolidated earnings, 70%; and cash flow from operations, 30%. The bonus would be paid 75% in cash and 25% in Company Common Stock, computed on the basis of the stock's price on the first day of 1998. The bonus paid for 1998 was calculated in accordance with such formula, and was $105,000 or 50% of base salary. This bonus is worth $105,344 if the stock portion of the bonus were valued at the date the bonus was awarded.

    Tax Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code, added by the Omnibus Budget Reconciliation Act of 1993, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the corporation's chief executive officer and the other proxy-named executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. Cade's executive compensation program, as presently constructed, is not likely to generate non-deductible compensation in excess of these limits. The Committee will continue to review these evolving tax regulations as they apply to Cade's executive compensation program. It is the Committee's intent to preserve the deductibility of executive compensation to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

                             Compensation Committee
          Conrad G. Goodkind, Chair Molly F. Cade, Terrell L. Ruhlman

 Compensation Committee Interlocks and Insider Participation

    The Compensation Committee of the Board of Directors is composed of Molly
F. Cade, Conrad G. Goodkind and Terrell L. Ruhlman. Mr. Goodkind is the Secretary of the Company and a partner in the law firm of Quarles & Brady LLP, general counsel to the Company, which performed legal services for the Company in 1998 and is expected to do so in 1999.

                           Summary Compensation Table

                                                                       Long-Term
                                                                      Compensation
                                    Annual Compensation                  Awards
                         -------------------------------------------- ------------
                                                                       Securities
                                                                       Underlying
                                                                      Options/SAR
   Name and Principal                                    Other Annual   (No. of       All Other
        Position         Year Salary($)   Bonus($)(1)(3) Compensation   Shares)    Compensation($)
------------------------ ---- ---------   -------------- ------------ ------------ ---------------
John W. Sandford........ 1998   77,044(2)     38,629         (4)              0             0
 Chairman of the Board   1997   37,839(2)     15,431         (4)        100,000             0
 and Chief Executive     1996   10,000(2)          0         (4)              0             0
 Officer (until August
 31, 1998)
Richard A. Lund......... 1998  207,116       105,344         (4)         50,000        10,696(5)
 President and Chief     1997  185,000       111,220         (4)         25,000        10,196(6)
 Executive Officer       1996  170,616        43,916         (4)         15,000        10,196(6)
 (after August 31, 1998)
Edward B. Stephens...... 1998  103,408        52,622         (4)         20,000        10,654(7)
 Vice President, Chief   1997   99,399        59,759         (4)         15,000         8,338(8)
 Financial Officer and   1996   96,720        24,897         (4)         10,000         6,672(9)
 Treasurer
Richard A. Joseph....... 1998   91,539        23,877         (4)         25,000         2,766(10)
 Vice President

--------
 (1) Represents bonus earned in the current fiscal year, but paid in the succeeding fiscal year.
 (2) Includes annual retainer received for serving as a director.
 (3) Consists of 75% cash and 25% Company Common Stock valued as of the first business day of 1998. See "Report of the Compensation Committee of the Board of Directors" below.
 (4) Personal benefits in an aggregate amount less than 10% of the total of annual salary and bonus.
 (5) 401(k) matching contribution of $10,000; term life insurance premium of $696.
 (6) 401(k) matching contribution of $9,500; term life insurance premium of $696.
 (7) 401(k) matching contribution of $9,790; term life insurance premium of $864.
 (8) 401(k) matching contribution of $7,474; term life insurance premium of $864.
 (9) 401(k) matching contribution of $6,150; term life insurance premium of $522.
(10) 401(k) matching contribution of $2,550; term life insurance premium of $216; Mr. Joseph joined the Company in 1997.
Option/SAR Grants in Last Fiscal Year (1)


    The following table sets forth certain information regarding stock option grants to each Named Executive Officer during the fiscal year ended December 31, 1998.

                                                                             Potential
                                                                             Realizable
                                                                              Value at
                                                                           Assumed Annual
                                                                           Rates of Stock
                                                                               Price
                                                                            Appreciation
                                                                             for Option
                                       Individual Grants(1)                   Term (2)
                         ------------------------------------------------- --------------
                          Number of    % of Total
                          Securities  Option/SARs
                          Underlying   Granted to  Exercise or
                         Options/SARs Employees in  Base Price  Expiration
          Name           Granted (#)  Fiscal Year  Per Share($)    Date    5%($)  10%($)
          ----           ------------ ------------ ------------ ---------- ------ -------
John W. Sandford........         0           0          --          --        --      --
Richard A. Lund.........    50,000       18.0%        2.375       02/09    74,694 189,288
Edward B. Stephens......    20,000        7.2%        2.375       02/09    29,878  75,715
Richard A. Joseph.......    25,000        9.0%        2.375       02/09    37,347  94,644

--------
(1) Consist entirely of stock options.
(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% or 10%
   compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of the Common Stock. The potential realizable value of the foregoing options is calculated by assuming that the market price of the underlying security appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

    The table below sets forth information regarding the number and value of unexercised options held by the Company's Named Executive Officers as of December 31, 1998. No Named Executive Officer exercised options during 1998. The Company has no outstanding SARs.

                         Number of Securities Underlying        Value of Unexercised
                                   Unexercised                  In-the-Money Options
                         Options at Fiscal Year End (#)       at Fiscal Year End ($)(1)
                         ----------------------------------   -------------------------
Name                      Exercisable       Unexercisable     Exercisable Unexercisable
----                     ---------------   ----------------   ----------- -------------
John W. Sandford........           150,000                 0    154,688           0
Richard A. Lund.........           224,000            26,000    240,782      26,719
Edward B. Stephens......            98,000            17,000     94,219      17,969
Richard A. Joseph.......             5,000            20,000          0           0

--------
(1) Value is based upon closing price of $2.21875 as reported on the Nasdaq National Market for December 31, 1998, minus the exercise price, multiplied by the number of shares underlying the options.

Compliance with Section 16(a) of the Exchange Act

    Under the securities laws of the United States, the Company's directors, its executive officers, and any persons holding more than 10% of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the SEC. Specific due dates for these reports have been established, and the Company is required to disclose any failure to file by those dates. The Company believes that all of these filing requirements were satisfied during the year ended December 31, 1998, except that Mr. Ruhlman exercised a previously reported option in February 1998 and reported the transaction in April 1998. In making these disclosures, the Company has relied solely on written representations of those persons it knows to be subject to the reporting requirements and copies of the reports that they have filed with the SEC.

                            STOCK PERFORMANCE GRAPH

    Set forth below is a graph comparing the cumulative total shareholder return on the Company's Common Stock to the cumulative total return of (i) the Standard & Poors 500 Stock Index and (ii) the Value Line Aerospace/Defense Industry Index through December 31, 1998. The graph is generated by assuming that $100 was invested at the close of trading on the last trading day of 1993 in each of Cade Common Stock, the Standard & Poors 500 and the Aerospace/Defense Industry Index, and that all dividends were reinvested.




                                  1993    1994    1995    1996    1997    1998
                                 ------- ------- ------- ------- ------- -------
Cade Industries, Inc............ $100.00 $ 91.30 $ 86.96 $182.68 $330.44 $308.73
Standard & Poors 500*........... $100.00 $101.60 $139.71 $172.18 $229.65 $294.87
Aerospace/Defense............... $100.00 $108.86 $162.02 $229.59 $ 277.7 $261.45

--------
Assumes $100 invested at the close of trading 12/93 in Cade Industries, Inc. common stock, Standard & Poors 500 Stock Index and Aerospace/Defense Industry Index. Source: Value Line, Inc.

* Cumulative total return assumes reinvestment of dividends.

                   EMPLOYMENT AND CHANGE OF CONTROL AGREEMENT

    Richard A. Lund entered into an employment agreement with the Company dated as of May 2, 1995 pursuant to which he continued to be retained to act as the Company's President and Chief Operating Officer and to act in such other capacities as directed by the Company's Board of Directors until his resignation or termination by the Board of Directors. Mr. Lund was named Chief Executive Officer in September 1998. The agreement provides for an initial annual base salary of $168,000 per year (to be reviewed annually by the Board of Directors), a bonus not to exceed 50% of base salary and certain other benefits. The Company must continue to pay benefits for one year if Mr. Lund is terminated by the Company without cause. Compensation ceases upon termination for cause or six months after death or disability. In the event Mr. Lund's employment terminates within one year after a change in control of the Company, the Company shall pay him an amount equal to his compensation for the preceding year. Effective December 31, 1998, Mr. Lund and other officers have entered into change in control agreements pursuant to which the Company has agreed to make certain payments upon a change in control. Payments vary under the agreements, but may be up to three times the amount earned and provide for benefits and other perquisites currently received by the officers. For purposes herein, generally, a "change in control" is: (i) a sale of over 50% of the stock of the company measured in terms of voting power, other than in a public offering or in connection with acquisition by the Company of a business filing reports under Section 13 or 15(d) of the Securities Exchange Act of 1934; or
(ii) the sale by the Company of over 50% of its business or assets in one or more transactions over a consecutive 12-month period; or (iii) a merger or consolidation of the Company with or into any other corporation or corporations such that the shareholders of the Company prior to the merger or consolidation do not own at least 50% of the surviving entity measured in terms of voting power; or (iv) the acquisition by any means of more than 25% of the voting power or Common Stock of the Company by any person or group of persons excluding shares held by Ms. Cade or her affiliates (with group defined by the definition under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended); or (v) the election of directors constituting a majority of the Company's board of directors pursuant to a proxy solicitation not recommended by the Company's Board of Directors.

                                                                        ANNEX B

                                          October 20, 1999

Board of Directors
Cade Industries, Inc.
2365 Woodlake Drive, Suite 120
Okemos, MI 48864

Ladies and Gentlemen:

    Cade Industries, Inc. (the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with United Technologies Corporation ("Parent") and Sphere Corporation, a wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Agreement: (i) Purchaser will make a tender offer (the "Offer") for all of the outstanding shares of common stock, par value $.001 per share ("Common Stock") of the Company at a price of $5.05 per share in cash (the "Consideration") and (ii) following completion of the Offer, Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction") pursuant to which each issued and outstanding share of Common Stock (other than Dissenting Shares (as defined in the Agreement), shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company, and shares held in the Company's treasury) will be converted solely into the right to receive the Consideration.

    You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to the holders of Common Stock (other than Parent and its affiliates).

    Robert W. Baird & Co. Incorporated ("Baird"), as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

    In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us for purposes of our analysis, as well as publicly available information including, but not limited to, the Company's recent filings with the Securities and Exchange Commission; (ii) reviewed the draft Agreement in the form presented to the Company's Board of Directors; (iii) compared the historical market prices and trading activity of the Common Stock with those of certain other publicly traded companies we deemed relevant; (iv) compared the financial position and operating results of the Company with those of other publicly traded companies we deemed relevant; and (v) compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations we deemed relevant. We have held discussions with members of the Company's senior management concerning the Company's historical and current financial condition and operating results, as well as the future prospects of the Company. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company, and we have not been engaged to independently verify any such information. We have assumed, with your consent, that all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company's financial statements. We have also assumed, with your consent, that the financial forecasts examined by us were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company's senior management as to the future performance of the Company. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor have we made a physical inspection of the

Board of Directors
Cade Industries, Inc.
October 20, 1999
Page 2

properties or facilities of the Company. Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof.

  Our opinion has been prepared at the request and for the information of the Board of Directors of the Company, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 and any Information Statement or Proxy Statement to be provided to the Company's shareholders in connection with the Transaction. This opinion does not address the relative merits of the Transaction and any other potential transactions or business strategies considered by the Company's Board of Directors and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should act with respect to the Transaction. Baird will receive a fee for rendering this opinion.

    In the ordinary course of our business, we may from time to time trade the securities of the Company or Parent for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Common Stock (other than Parent and its affiliates).

                                          Very truly yours,

                                          Robert W. Baird & Co. Incorporated

                                      B-2